VEON Holdings B.V. Submits Mandatory Tender Offer Application in relation to Global Telecom Holding S.A.E. Amsterdam, February 11, 2019 – VEON Holdings B.V. (the “Offeror”), a wholly-owned subsidiary of VEON Ltd. (together with the Offeror, “VEON”), announces that, as set out in a letter from the Egyptian Financial Regulatory Authority (the “FRA”) to the Egyptian Stock Exchange (the “EGX”) dated February 10, 2019, the Offeror has deposited an application to make a public mandatory cash tender offer (the “MTO”) with the FRA in accordance with the provisions of Chapter 12 of the Executive Regulations of the Capital Market Law No. 95 of 1992 for the purchase of up to 1,997,639,608 shares of Global Telecom Holding S.A.E (“GTH”), representing approximately 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share (the “Offer”). The Offer is at a price of EGP 5.30 per share, representing a 45.8% premium over GTH’s average three-month share price and a 50.5% premium over GTH’s average six- month share price, respectively, to February 7, 2019. The MTO is currently being reviewed by the FRA and will commence when FRA approval is granted. The abovementioned FRA letter has been published on the EGX’s website on February 10, 2019. As the FRA approval process is still pending, VEON is unable to comment further on this matter. Important notice This announcement contains information that is a translation of the original Arabic language. In the event of discrepancies, the original Arabic wording shall prevail. Additional Information This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. If the Offeror elects to offer to purchase or to solicit an offer to sell securities, such offer or solicitation will only be made pursuant to the MTO application materials submitted to the Egyptian Stock Exchange, and such offer or solicitation will only be made when the FRA approves the MTO application. These materials, when available, will contain important information that should be read carefully and in its entirety before any decision is made with respect to a tender offer. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which the Offeror cannot predict with accuracy and some of which the Offeror might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. The Offeror does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information VEON Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200 Media and Public Relations Kieran Toohey pr@veon.com Tel: +31 20 79 77 200